UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Fuel Performance Solutions, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45953X109

(CUSIP Number)

Jonathan Cramer, Baker & Hostetler LLP, 45 Rockefeller Plaza, New York, NY 10111; (212) 589-4604

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 21, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45953X109	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John M. Hennessy
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 14,513,617
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 14,513,617
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,513,617
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.9% [1]
12.	TYPE OF REPORTING PERSON (see instructions) IN

[1] Percent of Class Represented by Amount in Row (9) was determined by dividing such amount by the sum of 203,758,698 shares of common stock outstanding as of December 31, 2015 and 7,950,967 shares issuable upon exercise of warrants held directly by John M. Hennessy as of December 31, 2015.

CUSIP No. 45953X109	13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer Fuel Performance Solutions, Inc.

(b)	Address of Issuer’s Principal Executive Offices 7777 Bonhomme Suite 1920 St. Louis, MO 63105

Item 2.

(a)	Name of Person Filing The name of the person filing this statement is John M. Hennessy.

(b)	Address of the Principal Office or, if none, residence 47 West Lake Road Tuxedo Park, NY 10987

(c)	Citizenship United States of America

(d)	Title of Class of Securities Common Stock. Warrants to purchase Common Stock. Convertible Note.

(e)	CUSIP Number 45953X109

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c):

Not applicable.

CUSIP No. 45953X109	13G	Page 4 of 5 Pages

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 14,513,617[2]

(b)	Percent of class: 6.9%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 14,513,617

	(ii)	Shared power to vote or to direct the vote 0

	(iii)	Sole power to dispose or to direct the disposition of 14,513,617

	(iv)	Shared power to dispose or to direct the disposition of 0

2 6,562,500 shares of Common Stock of Fuel Performance Solutions, Inc. (the “Issuer”) are held by John M. Hennessy in his individual capacity;

the right to acquire 937,500 shares of Common Stock of the Issuer (the “2012 Hennessy Warrant Shares”), pursuant to a Common Stock Purchase Warrant dated October 23, 2012 (the “2012 Hennessy Warrant”); the right to acquire 1,500,000 shares of Common Stock of the Issuer (the “2013 Hennessy Warrant Shares”), pursuant to a Common Stock Purchase Warrant dated April 11, 2013 (the “2013 Hennessy Warrant); the right to acquire 1,500,000 shares of Common Stock of the Issuer (the “2013 Default Warrant Shares”), pursuant to a Common Stock Purchase Warrant issued in accordance with the terms of a certain Securities Purchase Agreement dated April 11, 2013 (the “2013 Default Warrant”); the right to acquire 333,333 shares of Common Stock of the Issuer (the “2014 Hennessy Warrant Shares”), pursuant to a Common Stock Purchase Warrant dated August 22, 2014 (the “2014 Hennessy Warrant”); the right to acquire 250,000 shares of Common Stock of the Issuer (the “2015 Hennessy Warrant Shares”), pursuant to a Common Stock Purchase Warrant dated August 21, 2015, were issued by the Issuer to John M. Hennessy in his individual capacity;

the right to acquire 1,000,000 shares of Common Stock of the Issuer pursuant to a Common Stock Purchase Warrant dated March 23, 2009, issued by the Issuer to John M. Hennessy in his individual capacity, and the right to acquire 1,000,000 shares of Common Stock of the Issuer pursuant to a Common Stock Purchase Warrant dated March 23, 2009, issued by the Issuer to the Hennessy IFT 2009 GRAT, of which John M. Hennessy was the grantor and trustee, were replaced by the Issuer with a Common Stock Purchase Warrant dated April 11, 2013 (the “2013 Replacement Warrant”) and gave John M. Hennessy in his individual capacity the right to acquire 2,000,000 shares of the Common Stock (the “2013 Replacement Warrant Shares”);

the right to acquire 1,430,134 shares of Common Stock of the Issuer by John M. Hennessy pursuant to anti-dilution provisions set forth in the 2012 Hennessy Warrant, the 2013 Hennessy Warrant, the 2013 Default Warrant, and the 2013 Replacement Warrant; and

the right to acquire 575,000 shares of Common Stock of the Issuer (the “2014 Hennessy Convertible Note Shares”), pursuant to a Fuel Performance Solutions, Inc. 10% Senior Convertible Note (the “2014 Hennessy Convertible Note), was issued to John M. Hennessy in his individual capacity.

The initial exercise price for the 2012 Hennessy Warrant Shares is $0.08 per share, as adjusted from time to time in accordance with the terms of the 2012 Hennessy Warrant. The 2012 Hennessy Warrant is exercisable by John M. Hennessy at any time before October 23, 2017. The initial exercise price for the 2013 Hennessy Warrant Shares and the 2013 Default Warrant Shares is $0.10 per share, as adjusted from time to time in accordance with the terms of the 2013 Hennessy Warrant and the 2013 Default Warrant. The 2013 Hennessy Warrant and 2013 Default Warrant are exercisable by John M. Hennessy at any time before April 11, 2018. The initial exercise price for the 2013 Replacement Warrant Shares is $0.226 per share, as adjusted from time to time in accordance with the terms of the 2013 Replacement Warrant. The 2013 Replacement Warrant is exercisable by John M. Hennessy at any time before April 11, 2018. The initial exercise price for the 2014 Hennessy Warrant Shares is $0.10 per share, as adjusted from time to time in accordance with the terms of the 2014 Hennessy Warrant. The 2014 Hennessy Warrant is exercisable by John M. Hennessy at any time before August 22, 2019. The initial exercise price for the 2015 Hennessy Warrant Shares is $0.12 per share, as adjusted from time to time in accordance with the terms of the 2015 Hennessy Warrant. The 2015 Hennessy Warrant is exercisable by John M. Hennessy at any time before August 21, 2020.

The adjusted conversion price for the 2014 Hennessy Convertible Note Shares is $0.07 per share, as adjusted from time to time in accordance with the terms of the 2014 Hennessy Convertible Note. The 2014 Hennessy Convertible Note is convertible by John M. Hennessy at any time before June 30, 2017 and is mandatorily convertible upon the occurrence of certain events.

CUSIP No. 45953X109	13G	Page 5 of 5 Pages

Item 5.  Ownership of Five Percent or Less of a Class.

 Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

 Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

 Not applicable.

Item 8.  Identification and Classification of Members of the Group.

 Not applicable.

Item 9.  Notice of Dissolution of Group.

 Not applicable.

Item 10.  Certification.

By signing below, the reporting person certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 9, 2016
Date

/s/John M. Hennessy
Signature

John M. Hennessy Name